Exhibit 99.1

NEW RELEASE

REPLICEL LIFE SCIENCES EXTENDS WARRANT EXPIRY DATES AND AMENDS WARRANT EXERCISE PRICE

VANCOUVER, BC – April 29, 2016 – RepliCel Life Sciences Inc. ("RepliCel" or the "Company") (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today approval by the TSX Venture Exchange (the "TSXV") to extend the term of 3,765,834 share purchase warrants (the "Extended Warrants").
The Company approved the closing of a private placement on May 9, 2014 (the "May PP") pursuant to which it issued 3,717,167 units and a private placement on June 16, 2014 (the "June PP" and, collectively with the May PP, the "Private Placement") pursuant to which it issued 866,000 units.

Of the 4,583,167 warrants issued in connection with the Private Placement (the "Warrants"), the original term of the 3,717,167 Warrants issued in the May PP was two years and expired on May 9, 2016 and the original term of the 866,000 Warrants issued in the June PP was two years and expired on June 16, 2016.
Holders of 30,000 Warrants of the May PP exercised their Warrants on February 19, 2016, holders of 487,333 Warrants of the May PP exercised their Warrants on February 24, 2016 and holders of 200,000 Warrants of the June PP exercised their Warrants on February 22, 2016.

The Company has now extended the expiry date of the Warrants for a further two year period to May 9, 2018 for 3,099,834 of the Warrants and to June 16, 2018 for 666,000 of the Warrants. In all other respects the terms of the Warrants remain unchanged and in full force and effect.

The Company also announced approval by the TSXV to amend the exercise price of unexercised portion of the 3,765,834 Warrants (the "Repriced Warrants") from $1.00 to $0.50 for the first year and from $1.25 to $0.50 for the second year.

In accordance with the policies of the TSXV, the exercise period for the Repriced Warrants will also be amended by reducing the exercise period to 30 days if, for any ten consecutive trading days during the unexpired term of the Repriced Warrants, the closing price of the Company's listed shares exceeds $0.625.  In all other respects the terms of the Repriced Warrants remain unchanged and in full force and effect.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The Company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.

Please visit www.replicel.com for additional information.

For more information, please contact:

CORPORATE/INVESTOR RELATIONS:
R. Lee Buckler, President & CEO
Telephone: 604-248-8693
Email: lee@replicel.com

MEDIA:
Jacqui Specogna
Telephone: 604-248-8730 / Email: js@replicel.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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